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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2007


                             AETERNA ZENTARIS INC.

                       1405, Parc-Technologique Boulevard
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F        Form 40-F   X
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes        No   X
                                  -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                 DOCUMENTS INDEX


DOCUMENTS DESCRIPTION

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1.   Press release dated May 7, 2007: AEterna Zentaris Bolsters Management Team with Two Key Positions Named
       o  SVP, Business Operations and Chief Business Officer
       o  SVP, Regulatory Affairs and Quality Assurance
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                                                                AETERNA ZENTARIS

AETERNA ZENTARIS INC.
1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5
T 418 652-8525  F 418 652-0881
www.aeternazentaris.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS BOLSTERS MANAGEMENT TEAM WITH TWO KEY POSITIONS NAMED
     O      SVP, BUSINESS OPERATIONS AND CHIEF BUSINESS OFFICER
     O      SVP, REGULATORY AFFAIRS AND QUALITY ASSURANCE


QUEBEC CITY, CANADA, MAY 7, 2007 -AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced the filling of two key management positions, strengthening the existing management team. The Company named Ellen McDonald, MBA, Senior Vice President, Business Operations and Chief Business Officer as well as Nicholas J. Pelliccione, Ph.D., Senior Vice President, Regulatory Affairs and Quality Assurance.

"We have reached a critical inflection point in the evolution of the Company and the high-level expertise that Ellen and Nick bring to the team will prove to be invaluable. Ellen brings proven leadership and business acumen and we will benefit tremendously from her contributions from a strategic and operational standpoint. We will clearly utilize her vast marketing and commercialization experience preparing the groundwork for pre-launch and pre-marketing activities for cetrorelix in BPH," stated David J. Mazzo, Ph.D., President and Chief Executive Officer of AEterna Zentaris. "Nick's strong regulatory and drug development expertise is essential as we advance our Phase 3 program for cetrorelix in BPH, preparing for the expected filing of an NDA in 2009. His expertise will also be pivotal in advancing additional priority compounds through the pipeline into later-stage development and eventual registration."

Ellen McDonald has 18 years experience in the biopharmaceutical industry. She is a proven executive with broad technical and managerial skills. Ms. McDonald joins the Company from Chugai Pharma USA where she was the Senior Vice President, Business Operations and led all company business operations with specific responsibility and focus on Business Development, Strategic Alliances, Marketing, and Corporate Planning. Prior to her position at Chugai, Ms. McDonald was Senior Vice President, Cardiovascular Marketing and Medical at Bristol Myers Squibb and held positions with increasing responsibility at Johnson and Johnson, Inc. where, prior to leaving, she was the Vice President, Oncology Franchise of Ortho Biotech Inc.

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                                                                AETERNA ZENTARIS

Ms. McDonald holds a B.S. in General Engineering with a minor in International Relations from the United States Military Academy, West Point New York and an MBA, Executive Program from Columbia University, New York.

Dr. Pelliccione has demonstrated the ability to be a multi-faceted leader in the areas of global Regulatory Affairs, Quality Assurance and Pharmaceutical Development for more than 20 years. In previous roles, Dr. Pelliccione has been responsible for the clinical/preclinical and CMC regulatory aspects of new drugs in the oncology, anti-infectives, cytokines and cardiovascular therapy areas, leading to several approvals. He joins the Company from Chugai Pharma USA where he served as Senior Vice President, Regulatory and Pharmaceutical Sciences. Prior to his experience at Chugai, Dr. Pelliccione spent more than 15 years at Schering Plough Corporation holding positions with increasing responsibility from Manager of Regulatory Affairs, Oncology to, prior to his departure, Vice President, Global Regulatory Affairs, Chemistry, Manufacturing and Controls.

Dr. Pelliccione holds a Ph.D. in Biochemistry from Mount Sinai School of Medicine, New York and a BS in Chemistry from Polytechnic University.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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                                                                AETERNA ZENTARIS

                                      -30-

CONTACTS:

SENIOR DIRECTOR, INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS
Jenene Thomas
(418) 655-6420
jenene.thomas@aeternazentaris.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AETERNA ZENTARIS INC.


Date: May 8, 2007                   By: /s/ Mario Paradis
-----------------                      -----------------------------------------
                                    Mario Paradis
                                    Vice President, Finance & Administration and
                                    Corporate Secretary